Exhibit 99.1

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	April 30, 2025	October 31, 2024
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash	$196,883	$297,288
Restricted cash	696,105	698,949
Short-term investments	27,767,470	28,090,382
Accounts receivable	307,668	1,411,786
Note receivable - current portion	8,212,575	7,800,000
Note receivable - related parties	144,846	1,370,741
Interest receivable	238,047	156,000
Due from related parties	20,567	10,097
Other current assets	237,990	86,150

Total Current Assets	37,822,151	39,921,393

NON-CURRENT ASSETS:
Note receivable - non-current portion	11,474,500	—
Right-of-use assets, operating leases, net	122,164	52,853
Property and equipment, net	4,311	4,948
Other non-current assets	269,735	—

Total Non-current Assets	11,870,710	57,801

Total Assets	$49,692,861	$39,979,194

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Operating lease liabilities - current portion	$46,019	$24,820
Taxes payable	655,355	732,849
Salary payable	482,701	910,675
Refund liability	212,452	—
Accrued liabilities and other payables	782,299	1,563,520
Loan payable - current portion	962,660	983,421
Loan payable - related parties	129,325	—
Due to related parties	18,720	1,703,421

Total Current Liabilities	3,289,531	5,918,706

NON-CURRENT LIABILITIES:
Operating lease liabilities - non-current portion	76,145	29,867
Interest payable - non-current portion	13,753	—
Loan payable - non-current portion	1,082,538	140,491

Total Non-current Liabilities	1,172,436	170,358

Total Liabilities	4,461,967	6,089,064

EQUITY:
TIAN RUIXIANG Holdings Ltd Shareholders’ Equity:
Ordinary shares: $0.025 par value; 8,000,000,000 shares authorized;
Class A ordinary shares: $0.025 par value; 7,600,000,000 shares authorized; 9,121,921 and 2,334,353 shares issued and outstanding at April 30, 2025 and October 31, 2024, respectively	228,048	58,359
Class B ordinary shares: $0.025 par value; 400,000,000 shares authorized; 1,505,000 and 50,000 shares issued and outstanding at April 30, 2025 and October 31, 2024, respectively	26,250	1,250
Additional paid-in capital	63,395,376	48,760,856
Accumulated deficit	(15,222,512)	(12,332,150)
Statutory reserve	316,684	316,684
Accumulated other comprehensive loss	(3,513,346)	(2,915,271)
Total TIAN RUIXIANG Holdings Ltd shareholders’ equity	45,230,500	33,889,728
Non-controlling interest	394	402

Total Equity	45,230,894	33,890,130

Total Liabilities and Equity	$49,692,861	$39,979,194

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Six Months Ended April 30,
	2025	2024

NET REVENUE	$2,823,312	$178,345

OPERATING EXPENSES
Selling and marketing	4,491,649	1,149,083
General and administrative - professional fees	1,275,960	390,503
General and administrative - compensation and related benefits	182,963	1,521,846
General and administrative - other	103,731	79,743

Total Operating Expenses	6,054,303	3,141,175

LOSS FROM OPERATIONS	(3,230,991)	(2,962,830)

OTHER INCOME (EXPENSE)
Interest income	639,730	348,639
Interest expense	(22,848)	—
Loss on settlement of payables – related parties	(257,558)	—
Other (expense) income	(12,662)	22,940

Total Other Income, net	346,662	371,579

LOSS BEFORE INCOME TAXES	(2,884,329)	(2,591,251)

INCOME TAXES	6,033	14,098

NET LOSS	$(2,890,362)	$(2,605,349)

LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	—	(1)

NET LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(2,890,362)	$(2,605,348)

NET LOSS PER ORDINARY SHARE ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS:
Basic and diluted	$(0.31)	$(2.68)

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted	9,300,741	970,721

COMPREHENSIVE LOSS:
NET LOSS	$(2,890,362)	$(2,605,349)
OTHER COMPREHENSIVE (LOSS) INCOME
Unrealized foreign currency translation (loss) gain	(598,083)	261,516
COMPREHENSIVE LOSS	(3,488,445)	(2,343,833)
LESS: COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(8)	3
COMPREHENSIVE LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(3,488,437)	$(2,343,836)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended April 30, 2025

(IN U.S. DOLLARS)

	TIAN RUIXIANG HOLDINGS LTD SHAREHOLDERS’ EQUITY
	Ordinary Shares							Accumulated
	Class A		Class B		Additional			Other
	Number of		Number of		Paid-in	Accumulated	Statutory	Comprehensive	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Reserve	Loss	Interest	Equity

Balance, October 31, 2024	2,334,353	$58,359	50,000	$1,250	$48,760,856	$(12,332,150)	$316,684	$(2,915,271)	$402	$33,890,130

Sale of Class A Ordinary Share - third parties and related parties	5,400,000	135,000	—	—	9,864,916	—	—	—	—	9,999,916

Sale of Class B Ordinary Share - related parties	—	—	1,000,000	25,000	2,285,000	—	—	—	—	2,310,000

Issuance of ordinary share for services	32,000	800	—	—	51,360	—	—	—	—	52,160

Issuance of ordinary share for settlement of payables - related parties	1,355,568	33,889	—	—	2,433,244	—	—	—	—	2,467,133

Net loss for the six months ended April 30, 2025	—	—	—	—	—	(2,890,362)	—	—	—	(2,890,362)

Foreign currency translation adjustment	—	—	—	—	—	—	—	(598,075)	(8)	(598,083)

Balance, April 30, 2025	9,121,921	$228,048	1,050,000	$26,250	$63,395,376	$(15,222,512)	$316,684	$(3,513,346)	$394	$45,230,894

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended April 30, 2024

(IN U.S. DOLLARS)

	TIAN RUIXIANG HOLDINGS LTD SHAREHOLDERS’ EQUITY
	Ordinary Shares							Accumulated
	Class A		Class B		Additional			Other
	Number of		Number of		Paid-in	Accumulated	Statutory	Comprehensive	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Reserve	Loss	Interest	Equity

Balance, October 31, 2023	674,949	$16,874	50,000	$1,250	$44,108,774	$(8,303,691)	$275,150	$(3,681,845)	$394	$32,416,906

Issuance of ordinary share for services	698,000	17,450	—	—	2,252,565	—	—	—	—	2,270,015

Net loss for the six months ended April 30, 2024	—	—	—	—	—	(2,605,348)	—	—	(1)	(2,605,349)

Foreign currency translation adjustment	—	—	—	—	—	—	—	261,512	4	261,516

Balance, April 30, 2024	1,372,949	$34,324	50,000	$1,250	$46,361,339	$(10,909,039)	$275,150	$(3,420,333)	$397	$32,343,088

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Six Months Ended April 30,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,890,362)	$(2,605,349)
Adjustments to reconcile net loss to
net cash (used in) provided by operating activities:
Depreciation expense and amortization of intangible assets	533	30,896
Amortization of right-of-use assets	19,860	36,835
Stock-based compensation and service expense	52,160	2,270,015
Credit loss provision	—	18,073
Loss on settlement of payables – related parties	257,558	—
Gain related to short-term investments	(270,150)	—
Changes in operating assets and liabilities:
Accounts receivable	1,074,596	11,423
Security deposit	(3,439)	—
Interest receivable	(346,567)	(78,000)
Other assets	(155,039)	397
Taxes payable	(62,422)	(4,086)
Salary payable	111,146	91,969
Refund liability	212,507	—
Accrued liabilities and other payables	(710,846)	518,567
Due to related parties	—	3,611
Interest payable - non-current portion	13,757	—
Operating lease liabilities	(21,839)	(36,141)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(2,718,547)	258,210

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired on acquisition	—	77,893
Investment in note receivable - related parties	(230,633)	—
Proceeds from repayment of note receivable - related parties	1,424,693	—
Investment in note receivable	(12,024,744)	—
Proceeds from repayment of note receivable	137,561	—
Proceeds from sale of short-term investments	—	27,336,938

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(10,693,123)	27,414,831

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan payable	1,082,808	—
Repayments of loan payable	(137,561)	—
Proceeds from related parties’ borrowings	141,912	93,794
Repayments of related parties’ borrowings	(73,573)	(35,807)
Proceeds from equity offering	12,309,916	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	13,323,502	57,987

EFFECT OF EXCHANGE RATE ON CASH AND RESTRICTED CASH	(15,081)	(269,071)

NET (DECREASE) INCREASE IN CASH AND RESTRICTED CASH	(103,249)	27,461,957

CASH AND RESTRICTED CASH - beginning of period	996,237	695,075

CASH AND RESTRICTED CASH - end of period	$892,988	$28,157,032

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$—	$—
Income taxes	$—	$1,423

NON-CASH INVESTING AND FINANCING ACTIVITIES
Payments made by related parties on the Company’s behalf	$45,030	$75,333
Accrued purchase price related to acquisition	$—	$1,875,002
Related party payables settled in shares	$2,209,575	$—

RECONCILIATION OF CASH AND RESTRICTED CASH
Cash at beginning of period	$297,288	$2,383
Restricted cash at beginning of period	698,949	692,692
Total cash and restricted cash at beginning of period	$996,237	$695,075

Cash at end of period	$196,883	$27,456,502
Restricted cash at end of period	696,105	700,530
Total cash and restricted cash at end of period	$892,988	$28,157,032

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

TIAN RUIXIANG Holdings Ltd (“TRX” or the “Company”) is a holding company incorporated in the Cayman Islands on March 5, 2019. The Company, through a variable interest entity (“VIE”), Zhejiang Tianruixiang Insurance Broker Co., Ltd. (“TRX ZJ”), operates as a broker to sell insurance products in the People’s Republic of China (“PRC” or “China”). TRX ZJ was established on January 18, 2010 and formed three subsidiaries in PRC.

On March 20, 2019, TRX established a wholly owned subsidiary in Hong Kong, TRX Hong Kong Investment Limited (“TRX HK”), which is a holding company. On April 30, 2019, TRX HK established a Wholly Foreign-Owned Enterprise in China, Guangzhou Tianruixiang Management Consulting Co., Ltd., formerly known as Beijing Tianruixiang Management Consulting Co., Ltd. (“TRX BJ” or “WFOE”).

On May 20, 2019, TRX BJ entered into a series of contractual arrangements, or VIE agreements with TRX ZJ and the sole equity holder of TRX ZJ, through which the Company obtained control and became the primary beneficiary of TRX ZJ for accounting purpose only under the accounting principles generally accepted in the United States of America (“U.S. GAAP”), hereinafter referred to as the Reorganization. As a result, TRX ZJ became the Company’s VIE.

On May 20, 2019, the Company completed its reorganization of the entities under the common control of two majority shareholders, Mr. Zhe Wang and Mrs. Sheng Xu, who is Mr. Zhe Wang’s wife, through their 100% controlled entities incorporated in the British Virgin Islands (“BVI”), and indirectly owned a majority of the equity interests of the Company, its subsidiaries, its VIE and the VIE’s subsidiaries prior to and after the Reorganization. The Company was established as a holding company of TRX BJ. TRX BJ is the primary beneficiary of TRX ZJ for accounting purposes only, and all of these entities are under the common control of the Company’s ultimate controlling shareholders before and after the Reorganization, which resulted in the consolidation of the Company and was accounted for as a reorganization of entities under common control at carrying value and for accounting purposes, the reorganization was accounted for as a recapitalization.

On February 29, 2024, TRX HK acquired Peak Consulting Services Limited (“Peak”), a company formed in Hong Kong. Peak is a licensed insurance brokerage in Hong Kong.

On March 19, 2024, TRX formed a wholly owned subsidiary, TIAN RUIXIANG CO., LTD. (“TRX USA”), a New York company. There was no activity for the subsidiary since its incorporation through April 30, 2025.

On April 16, 2025, TRX formed a wholly owned subsidiary, VitaCare Limited (“VitaCare”), a British Virgin Islands company. There was no activity for the subsidiary since its incorporation through April 30, 2025.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS (continued)

The accompanying unaudited condensed consolidated financial statements reflect the activities of TRX and each of the following entities:

Name	Background	Ownership
Subsidiaries:
TRX HK	A Hong Kong company	100% owned by TRX
Incorporated on March 20, 2019
TRX BJ	A PRC limited liability company and a wholly foreign owned enterprise	100% owned by TRX HK
Incorporated on April 30, 2019
Peak	A Hong Kong company	100% owned by TRX HK
Incorporated on July 9, 2020
TRX USA	A New York company	100% owned by TRX
Incorporated on March 19, 2024
VitaCare	A British Virgin Islands company	100% owned by TRX
Incorporated on April 16, 2025
VIE:
TRX ZJ	A PRC limited liability company	VIE
Incorporated on January 18, 2010
Insurance products brokerage service provider
VIE’s subsidiaries:
NDB Technology	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on December 1, 2016
TYDW Technology	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on December 12, 2016
Hengbang Insurance	A PRC limited liability company	99.8% owned by TRX ZJ
Incorporated on October 27, 2015

NOTE 2 – BASIS OF PRESENTATION

These interim condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements have been included. The results reported in the unaudited condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all information and footnotes necessary for a complete presentation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited condensed consolidated financial statements include the accounts of the Company and include the assets, liabilities, revenues and expenses of wholly owned subsidiaries, VIE and subsidiaries of the VIE over which the Company exercises control and, when applicable, entity for which the Company has a controlling financial interest or is the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation.

Certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended October 31, 2024 filed with the Securities and Exchange Commission on January 31, 2025.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates and assumptions may have a material impact on the unaudited condensed consolidated financial statements and accompanying notes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Significant estimates during the six months ended April 30, 2025 and 2024 include the allowance for policy cancellation, the useful life of intangible assets, the assumptions used in assessing impairment of long-term assets, the fair value of the consideration given and assets acquired and liabilities assumed in the asset acquisition of Peak, the valuation of deferred tax assets and associated valuation allowances, and the valuation of stock-based compensation.

Fair Value of Financial Instruments and Fair Value Measurements

The Company adopted the guidance of ASC 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
●	Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.
●	Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

Financial instruments included in current assets and current liabilities are reported in the condensed consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Assets and liabilities measured at fair value on a recurring basis: Short-term investments are measured at fair value on a recurring basis. These assets are measured at fair value on an ongoing basis.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments and Fair Value Measurements (continued)

The following table provides these assets carried at fair value, measured as of April 30, 2025:

	Quoted Price in	Significant Other	Significant	Balance at
	Active Markets	Observable Inputs	Unobservable Inputs	April 30,
	(Level 1)	(Level 2)	(Level 3)	2025
Short-term investment	$—	$27,767,470	$—	$27,767,470

The following table provides these assets carried at fair value, measured as of October 31, 2024:

	Quoted Price in	Significant Other	Significant	Balance at
	Active Markets	Observable Inputs	Unobservable Inputs	October 31,
	(Level 1)	(Level 2)	(Level 3)	2024
Short-term investment	$—	$28,090,382	$—	$28,090,382

Cash

Cash include cash on hand and cash in banks.

At April 30, 2025 and October 31, 2024, the Company’s cash balances by geographic area were as follows:

Country:	April 30, 2025		October 31, 2024
China	$116,926	59.4%	$209,532	70.5%
Hong Kong	79,957	40.6%	87,756	29.5%
Total cash	$196,883	100.0%	$297,288	100.0%

Cash in China may not be freely transferable out of the PRC because of exchange control regulations or other reasons.

Restricted Cash

In its capacity as an insurance broker, occasionally, the Company collects premiums from certain insureds and remits the premiums to the appropriate insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity bank account until disbursed by the Company to the respective insurance carriers. The unremitted funds are held in a bank for a short period of time. In addition, the Company as an insurance broker is required to reserve 10% of its registered capital in cash held in an escrow bank account pursuant to the China Insurance Regulatory Commission (“CIRC”) rules and regulations. As of April 30, 2025 and October 31, 2024, restricted cash amounted to $696,105 and $698,949, respectively.

Concentration of Credit Risk and Uncertainties

A portion of the Company’s cash and restricted cash is maintained with state-owned banks within the PRC. Balances at state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $69,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At April 30, 2025, cash and restricted cash balances held in the PRC were approximately RMB 5,912,000 (approximately $813,000), of which, approximately RMB 4,900,000 (approximately $674,000) was not covered by such limited insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Peak is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of Hong Kong Dollar (“HKD”) 500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails. At April 30, 2025, cash balance of approximately HKD 620,000 (approximately $80,000) was maintained at financial institutions in Hong Kong, of which, approximately HKD 63,000 (approximately $8,000) was not insured by the Hong Kong Deposit Protection Board.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk and Uncertainties (continued)

Currently, the Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. A portion of the Company’s sales are credit sales to customers whose ability to pay are dependent upon the prevailing industry economics; however, concentration of credit risk with respect to trade accounts receivable is limited due to short-term payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Short-term Investments

Short-term investments are investments in wealth management products with underlying bonds offered by a private entity, which is a related party as one of VitaCare’s directors is the private entity’s legal representative. The investments can be redeemed upon notice and their carrying values approximate their fair values. The income (loss) from sale of any investments and fair value change are recognized in the statement of operations.

The Company had short-term investments of $27,767,470 and $28,090,382 as of April 30, 2025 and October 31, 2024, respectively. Income from short term investments for the six months ended April 30, 2025 and 2024 amounted to $270,150 and $269,958, respectively, which was included in interest income on the accompanying unaudited condensed consolidated statements of operations and comprehensive loss. The Company redeemed its short-term investments of $27,767,470 on July 17, 2025.

Accounts Receivable and Reserve for Credit Losses

Accounts receivable are presented net of reserve for credit losses. The Company maintains reserve for credit losses for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific reserves when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection.

Management believes that accounts receivable is fully collectable. Therefore, no material reserve for credit losses is deemed to be required on its accounts receivable at April 30, 2025 and October 31, 2024.

Reserve for Policy Cancellations

Management establishes the policy cancellation reserve, or refund liability, based on historical and current data on cancellations that management believes is necessary to provide for revenue allowance. It is possible that the accrual estimate could vary from actual result, which would require adjustment to the allowance accrual.

Other Non-current Assets

Other non-current assets primarily consist of long-term interest receivable. As of April 30, 2025 and October 31, 2024, other non-current assets amounted to $269,735 and $0, respectively.

Insurance Premiums Payable

Insurance premiums payable represent premium payments that have been received from insureds on the insurance carriers’ behalf, but not yet remitted to the insurance carriers as of the balance sheet dates. As of April 30, 2025 and October 31, 2024, insurance premiums payable amounted to $31,575 and $506,047, respectively, which was included in accrued liabilities and other payables on the accompanying condensed consolidated balance sheets.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised goods or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” goods or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the goods or service either on its own or together with other resources that are readily available to the customer (i.e., the goods or service is capable of being distinct).
●	The entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

If a goods or service is not distinct, the goods or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The Company’s revenue is derived from contracts with customers of provisions of insurance brokerage services. The Company does not provide any insurance agent services. The distinct performance obligation is policy placement services. Billing is controlled by the insurance carriers, therefore, the data necessary to reasonably determine the revenue amounts is made available to the Company by the insurance carriers on a monthly basis. Insurance brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured, which is confirmed by the insurance carriers with their monthly commissions statements submitted to the Company. The Company has met all the criteria of revenue recognition when the premiums are collected by it or the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Company does not accrue any commission prior to the receipt of the related premiums. Generally, at the time when the insurance policy is signed, it is difficult for us to assess the insured’s ability and intention to pay the premium due on the policy. Therefore, it is not possible for us to estimate if we will collect substantially all of the commission to which we will be entitled in exchange for our insurance brokerage services. For this reason we recognize revenue when the premiums are either collected by us or by the respective insurance carriers and not before, due to the specific practice in the industry.

The amount of revenue recognized is net of allowance for policy cancellation. The Company estimates cancellation based on an analysis of historical and current data on cancellations.

Occasionally, certain policyholders or insureds might request the Company to assist them for claim process on their behalf with the insurance carriers. The Company generally will spend approximately an hour on the phone with the insurance carriers if such assistance is requested by the insured. Based on historical experience, claim service calls and related labor costs have been minimal. The Company spent approximately 0 hour in connection with the claim process services provided to the insureds for both the six months ended April 30, 2025 and 2024. Based on historical data, the transaction price does not include any element of consideration that is variable or contingent on the outcome of future events, such as policy cancellations, lapses, and volume of business or claims experience.

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

Stock-based Compensation

The Company follows the provisions of Financial Accounting Standards Board (“FASB”) ASC 718, “Compensation — Stock Compensation,” which establishes accounting standards for non-employee and employee stock-based awards. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. For non-employee stock-based awards, fair value is measured based on the value of the Company’s stock on the date that the commitment for performance by the counterparty has been established. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.

Foreign Currency Translation and Transaction

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of the parent company, TRX, and TRX HK, is the U.S. dollar, and the functional currency of Peak is the Hong Kong dollar, and the functional currency of TRX BJ, TRX ZJ, and TRX ZJ’s subsidiaries is the Chinese Renminbi (“RMB”). Monetary assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Revenue and expenses are translated using average rates during each reporting period, and stockholders’ equity is translated at historical exchange rates. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation and Transaction (continued)

All of the Company’s revenue and expense transactions are transacted in the functional currency of the operating entities. The Company does not enter into any material transactions in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

Asset and liability accounts at April 30, 2025 and October 31, 2024 was translated at HKD 7.7558 and HKD 7.7745 to $1.00, respectively, which were the exchange rates on the balance sheet dates. Asset and liability accounts at April 30, 2025 and October 31, 2024 were translated at RMB 7.2714 and RMB 7.1179 to $1.00, respectively, which were the exchange rates on the balance sheet dates. Equity accounts were stated at their historical rates. The average translation rates applied to unaudited condensed consolidated statements of operations and cash flows for the six months ended April 30, 2025 and the period from February 29, 2024 through April 30, 2024 were HKD 7.7764 and HKD 7.8272 to $1.00, respectively. The average translation rates applied to unaudited condensed consolidated statements of operations and cash flows for the six months ended April 30, 2025 and 2024 were RMB 7.2695 and RMB 7.1726 to $1.00, respectively.

Per Share Data

ASC Topic 260 “Earnings per Share,” requires presentation of both basic and diluted earnings per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary stock were exercised or converted into ordinary stock or resulted in the issuance of ordinary stock that then shared in the earnings of the entity.

Basic net loss per ordinary share is computed by dividing net loss available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period. Diluted net loss per ordinary share is computed by dividing net loss by the weighted average number of shares of ordinary stock, ordinary stock equivalents and potentially dilutive securities outstanding during each period. For the six months ended April 30, 2025 and 2024, potentially dilutive ordinary shares consisted of ordinary shares issuable upon the exercise of ordinary stock warrants (using the treasury stock method). Ordinary stock equivalents are not included in the calculation of diluted loss per ordinary share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive:

	Six Months Ended April 30,
	2025	2024
Stock warrants	131,000	141,800
Potentially dilutive securities	131,000	141,800

Segment Reporting

The segment reporting structure uses the Company’s management reporting structure as its foundation to reflect how the Company manages the businesses internally and was mainly organized by services. During the six months ended April 30, 2025 and 2024, the Company is organized into one services-oriented strategic business unit: provision of insurance brokerage services - which is led by our strategic business unit manager. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to make operating decisions, allocate resources and assess performance.

The Company’s Chairwoman and Chief Executive Officer is its CODM. The Company reports operational data to its CODM at the segment level, which she uses to evaluate performance and allocate resources based on provision of insurance brokerage services operating income.

Reverse Stock Split

The Company effected a one-for-five reverse stock split of its outstanding ordinary shares on May 14, 2024. All references in these unaudited condensed consolidated financial statements to shares, share prices, exercise prices, and other per share information in all periods have been adjusted, on a retroactive basis, to reflect the reverse stock split.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023 - 09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This guidance is intended to enhance the transparency and decision - usefulness of income tax disclosures. The amendments in ASU 2023 - 09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023 - 09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its unaudited condensed consolidated financial statements disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. In January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), Clarifying the Effective Date. ASU 2024-03 requires public companies to disclose, in interim and reporting periods, additional information about certain expenses in the financial statements. ASU 2024-03, as clarified by ASU 2025-01, is effective for public entities for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently evaluating the impact that the updated standard will have on the Company’s disclosures within the unaudited condensed consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated financial condition, results of operations, cash flows or disclosures.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – NOTE RECEIVABLE

The Company originated a note receivable to a third party in the principal amount of $7.8 million on October 31, 2023. This note has a maturity date of October 31, 2025. The note bears a fixed interest rate of 2.0% per annum. As of April 30, 2025 and October 31, 2024, the outstanding principal balance of this note was $7,800,000, which has been included in note receivable – current portion on the accompanying condensed consolidated balance sheets.

The Company originated a note receivable to a third party in the principal amount of RMB 4,000,000 (approximately $550,000) on November 2, 2024. The note allows the third party to request borrowings thereunder until the facility matures on January 31, 2025. Borrowings drawn under the note bear interest at an annual rate of 2.0% and each individual borrowing is receivable 90 days from the date of issuance. The third party may prepay the borrowings under the note. On January 30, 2025, the Company and the third party entered into an amendment, pursuant to which each individual borrowing is receivable 360 days from the date of issuance. As of April 30, 2025, the outstanding principal balance of this note was $412,575, which has been included in note receivable - current portion on the accompanying condensed consolidated balance sheets.

The Company originated a note receivable to a third party in the principal amount of $12.3 million on December 13, 2024. This note has a maturity date of December 12, 2026. The note bears a fixed interest rate of 6.0% per annum. As of April 30, 2025, the outstanding principal balance of this note was $11,474,500, which has been included in note receivable – non-current portion on the accompanying condensed consolidated balance sheets.

The interest income related to these notes receivable was $348,345 and $78,000 for the six months ended April 30, 2025 and 2024, respectively, which has been included in interest income on the accompanying unaudited condensed consolidated statements of operations and comprehensive loss.

NOTE 5 – OTHER CURRENT ASSETS

At April 30, 2025 and October 31, 2024, other current assets consisted of the following:

	April 30, 2025	October 31, 2024
Recoverable VAT	$41,723	$20,051
Prepaid expenses	186,476	53,696
Deferred tax assets	8,795	9,852
Interest receivable – related party	673	2,503
Other	323	48
Total	$237,990	$86,150

NOTE 6 – TAXES PAYABLE

At April 30, 2025 and October 31, 2024, taxes payable consisted of the following:

	April 30, 2025	October 31, 2024
Income taxes payable	$654,908	$663,348
VAT payable	—	68,427
Other	447	1,074
	$655,355	$732,849

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – ACCRUED LIABILITIES AND OTHER PAYABLES

At April 30, 2025 and October 31, 2024, accrued liabilities and other payables consisted of the following:

	April 30, 2025	October 31, 2024
Accrued professional service fees	$445,025	$537,315
Insurance premiums payable	31,575	506,047
Interest payable – third party and related party	10,616	1,560
Working capital borrowings from employees	235,723	332,571
Expenses paid by third parties on the Company’s behalf	—	178,339
Other	59,360	7,688
	$782,299	$1,563,520

NOTE 8 - LOAN PAYABLE

On October 20, 2024, the Company entered into a Line of Credit Agreement providing the Company with a RMB 5,800,000 (Approximately $798,000) line of credit from a third party company. The line of credit allows the Company to request loans thereunder until the facility matures in January 2025. Loans drawn under the line of credit bear interest at an annual rate of 2.0% and each individual loan is payable 90 days from the date of issuance. The Company may prepay the borrowings under the line of credit. On January 29, 2025, the Company and the third party company entered into an amendment, pursuant to which each individual loan is payable 360 days from the date of issuance. As of April 30, 2025 and October 31, 2024, the outstanding principal balance was $412,575 and $561,964, respectively, which has been included in loan payable - current portion on the accompanying condensed consolidated balance sheets.

On October 20, 2024, the Company entered into a Line of Credit Agreement providing the Company with a RMB 3,000,000 (Approximately $413,000) line of credit from a third party company. The line of credit allows the Company to request loans thereunder until the facility matures in January 2025. Loans drawn under the line of credit bear interest at an annual rate of 2.0% and each individual loan is payable 90 days from the date of issuance. The Company may prepay the borrowings under the line of credit. On January 15, 2025, the Company and the third party company entered into an amendment, pursuant to which each individual loan is payable 360 days from the date of issuance. As of April 30, 2025 and October 31, 2024, the outstanding principal balance was $412,560 and $421,457, respectively, which has been included in loan payable - current portion on the accompanying condensed consolidated balance sheets.

On April 10, 2025, the Company issued a loan to a third party individual the principal amount of RMB 2,220,000 (approximately $305,000), which carries interest of 2.0% per annum. There is no specific maturity date for this loan. As of April 30, 2025, the outstanding principal balance was $137,525, which has been included in loan payable - current portion on the accompanying condensed consolidated balance sheets.

On October 21, 2024, the Company entered into a loan agreement with a third party company in the principal amount of RMB 1,000,000 (approximately $138,000), which carries interest of 2.0% per annum. Both interest and principal of this loan are due in October 2026. The Company may prepay the principal of RMB $1,000,000. On October 21, 2024, the Company entered into a loan agreement with the same company in the principal amount of RMB 1,280,000 (approximately $176,000), which carries interest of 6.0% per annum. Both interest and principal of this loan are due in October 2026. These two loan agreements entered into on October 21, 2024 were partially closed in October 2024. The Company may prepay the principal of RMB 1,280,000. On November 1, 2024, the Company issued a loan to the same company in the principal amount of RMB 4,848,000 (approximately $667,000), which carries interest of 2.0% per annum. Both interest and principal of this loan are due on October 31, 2026. The Company may prepay the principal of RMB 4,848,000. On December 8, 2024, the Company issued a loan to the same company in the principal amount of RMB 380,000 (approximately $52,000), which carries interest of 6.0% per annum. Both interest and principal of this loan are due in December 2026. The Company may prepay the principal of RMB 380,000. The aggregate principal balance payable on these four loans was $1,032,538 and $140,491 at April 30, 2025 and October 31, 2024, respectively, which has been included in loan payable – non-current portion on the accompanying condensed consolidated balance sheets.

On February 20, 2025, the Company issued a loan to a third party company in the principal amount of $50,000, which carries interest of 6.0% per annum. Both interest and principal of this loan are due in February 2028. The Company may prepay the principal of $50,000. As of April 30, 2025, the outstanding principal balance was $50,000, which has been included in loan payable – non-current portion on the accompanying condensed consolidated balance sheets.

The Company recorded interest expense of $22,304 on these loans payable for the six months ended April 30, 2025, which has been included in interest expense on the accompanying unaudited condensed consolidated statements of operations and comprehensive loss.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – RELATED PARTY TRANSACTIONS

Borrowings from Related Parties and Interest Expense

In the six months ended April 30, 2025, the Company borrowed $0 from related parties for working capital needs and repaid $61,005 to such related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

In the six months ended April 30, 2024, the Company borrowed $93,794 from related parties for working capital needs and repaid $35,807 to such related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

Note Receivable – Related Parties

On September 19, 2024, the Company entered into a promissory note receivable with Xian Xu, TRX ZJ’s legal representative. The promissory note bore interest at the rate of 3.0% per annum. As of April 30, 2025 and October 31, 2024, the outstanding principal balance of this note was $0 and $1,370,741, respectively, which has been included in note receivable – related parties on the accompanying condensed consolidated balance sheets.

On January 10, 2025, the Company entered into a promissory note receivable with Mufang Gao, the Company’s chief executive officer’s mother-in-law. The promissory note bears interest at the rate of 2.0% per annum. Mufang Gao may prepay the borrowings under the note. As of April 30, 2025, the outstanding principal balance of this note was $144,846, which has been included in note receivable – related parties on the accompanying condensed consolidated balance sheets. The Company collected the principal of $144,846 in subsequent period.

The interest income related to these related party notes receivable was $4,858 for the six months ended April 30, 2025, which has been included in interest income on the accompanying unaudited condensed consolidated statements of operations and comprehensive loss.

As of April 30, 2025 and October 31, 2024, the related interest receivable of these promissory notes was $673 and $2,503, respectively, which has been included in other current assets on the accompanying condensed consolidated balance sheet.

Loan Payable – Related Parties

During the six months ended April 30, 2025, the Company issued a few of loans to Xian Xu, TRX ZJ’s legal representative, in an aggregate principal amount of $82,412, which carries interest of 3.0% per annum. Xian Xu repaid $12,568 to the Company during six months ended April 30, 2025. As of April 30, 2025, the aggregate outstanding principal balance was $69,825, which has been included in loan payable – related parties on the accompanying condensed consolidated balance sheets.

On February 1, 2025, the Company issued a loan to Feng’e Feng, the Company’s chief executive officer’s mother, in the principal amount of $200,000, which carries interest of 2.0% per annum. Both interest and principal of this loan are due in January 31, 2026. The Company may prepay the principal of $200,000. As of April 30, 2025, the outstanding principal balance was $59,500, which has been included in loan payable – related parties on the accompanying condensed consolidated balance sheets.

The Company recorded interest expense of $544 on these related party loans payable for the six months ended April 30, 2025, which has been included in interest expense on the accompanying unaudited condensed consolidated statements of operations and comprehensive loss. As of April 30, 2025, the related interest payable of these loans was $544, which has been included in accrued liabilities and other payables on the accompanying condensed consolidated balance sheet.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – RELATED PARTY TRANSACTIONS (continued)

Due from Related Parties

At April 30, 2025 and October 31, 2024, due from related parties consisted of the following:

Name of related party	April 30, 2025	October 31, 2024
Sheng Xu (*)	$8,923	$10,097
Mufang Gao (**)	11,644	—
	$20,567	$10,097

(*) Sheng Xu is the Company’s chief executive officer and she is the spouse of Zhe Wang, who is the Company’s former chief executive officer.

(**) Mufang Gao is Zhe Wang’s mother.

The balance of due from such related parties was short-term in nature, unsecured, repayable on demand, and bears no interest. Management believes that the related party receivables are fully collectable. Therefore, no reserve for credit loss is deemed to be required on its due from related parties at April 30, 2025 and October 31, 2024. The Company historically has not experienced an uncollectible receivable from the related parties.

Due to Related Parties

At April 30, 2025 and October 31, 2024, due to related parties consisted of the following:

Name of Related Party	April 30, 2025	October 31, 2024
Baohai Xu (1)	$15,123	$503,713
Zhe Wang (2)	3,597	121,195
Mufang Gao (3)	—	768,506
Feng’e Feng (4)	—	186,571
Mingxiu Luan (5)	—	123,436
	$18,720	$1,703,421
(1)	Baohai Xu is the Company’s chief executive officer’s father.
(2)	Zhe Wang is the Company’s former chief executive officer and he is the spouse of Sheng Xu.
(3)	Mufang Gao is Zhe Wang’s mother.
(4)	Feng’e Feng is Sheng Xu’s mother.
(5)	Mingxiu Luan is the Company’s former chief financial officer.

The balance of due to related parties represents expenses paid by these related parties on behalf of the Company. The related parties’ payable is short-term in nature, non-interest bearing, unsecured and repayable on demand.

Sublease Agreements with Related Party

On January 1, 2024, the Company entered into a sublease agreement with Beijing Wandezhonggui Management Consulting Co., Ltd. (“WDZG”), a limited liability company organized under the laws of the PRC, the sole shareholder of TRX ZJ. Pursuant to the sublease agreement, the Company subleased its Beijing office space from WDZG for the period from January 1, 2024 through December 31, 2024.

On December 23, 2024, the Company entered into another sublease agreement with WDZG. Pursuant to the sublease agreement, the Company subleased its Beijing office space from WDZG for the period from January 1, 2025 through December 31, 2025.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – EQUITY

Ordinary Shares

The Company’s outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class B ordinary share shall entitle the holder thereof to six hundred (600) votes on all matters subject to vote at general meetings of the Company, and each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to the Company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

Class A Ordinary Share Sold for Cash

On November 1, 2024, the Company entered into 20 subscription agreements (each, a “Subscription Agreement”, and collectively, the “Subscription Agreements”) with 20 third party and related party purchasers (each, a “Purchaser”, and collectively, the “Purchasers”), respectively. Pursuant to the Subscription Agreements the Company sold an aggregate of 5,400,000 shares of its ordinary stock at a purchase price of $1.852 per share to Purchasers. The Company received proceeds of $9,999,916. The 5,400,000 shares sold had a fair market value of $9,999,916.

Each Subscription Agreement provides that the respective Purchaser is entitled to the following: (i) the right to purchase up to the same number of the Class A Ordinary Share purchased at a per share price of $1.852, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, until the three-year anniversary of the date of the Subscription Agreement, if the market price of the Class A Ordinary Share, is not lower than $1.852 per share on the exercising date. As of the date of this report, no agreement is entered into by the parties to purchase up to the same number of the Class A Ordinary Share purchased at a per share price of $1.852. Management determined the probability of entering into an agreement by the parties to purchase up to the same number of the Class A Ordinary Share purchased at a per share price of $1.852 to be remote. (ii) in the event that the Company further issues any Class A Ordinary Share or any securities convertible into or exercisable for Class A Ordinary Share in any subsequent financing after the date of the Subscription Agreements and before the first anniversary of the Subscription Agreements, at a price per share (the “New Issuance Price Per Share”) that is lower than the price per share paid by the Purchasers under the Subscription Agreements, the Company shall issue to each Purchaser an additional number of Class A Ordinary Share such that the effective purchase price per share paid by the Purchaser shall equal to the New Issuance Price Per Share. Management determined the probability of issuance an additional number of Class A Ordinary Share to each Purchaser to be remote.

Class B Ordinary Share Sold for Cash

In January 2025, the Company sold 1,000,000 shares of its Class B Ordinary Share at a purchase price of $2.31 per share to a related party pursuant to a subscription agreement. The Company received proceeds of $2,310,000. The fair value of the Class B shares sold has been preliminarily recorded at $2.31 per share, based on a third-party valuation report dated January 7, 2025, commissioned by the Company. As of the date of this Form 6-K, the Company’s independent auditors have not completed their procedures with respect to this valuation. Accordingly, the valuation presented herein is preliminary and subject to change. Once a final valuation is available and has been reviewed, the Company will update the relevant disclosures in a subsequent filing.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – EQUITY (continued)

Ordinary Shares Issued Pursuant to Related Party Debt Conversion Agreement

On January 6, 2025, the Company and five related party creditors entered into Eight agreements pursuant to which the Company settled debts in the aggregate amount of $2,209,575 by issuance of an aggregate of 1,355,568 shares of the Company’s Class A Ordinary Share. The fair market value of the Class A shares issued of $2,467,133 exceeded the total amount of the debts settled by $257,558 which was treated as a loss on settlement of payables – related parties and has been included in other income (expense) on the accompanying unaudited condensed consolidated statements of operations and comprehensive loss.

Ordinary Shares Issued for Services

During the six months ended April 30, 2025, the Company issued a total of 32,000 shares of its Class A ordinary shares pursuant to its 2023 performance incentive plan for services rendered. These shares were valued at $52,160, the fair market values on the grant dates using the reported closing share prices on the dates of grant, and the Company recorded share-based compensation expense of $52,160 for the six months ended April 30, 2025.

2021 Performance Incentive Plan

The Company filed a registration statement on Form S-8 on December 3, 2021 and reserved 200,000 Class A ordinary shares for issuance thereunder. As of April 30, 2025, the Company had issued a total of 199,440 shares of Class A ordinary stock.

2023 Performance Incentive Plan

The Company filed a registration statement on Form S-8 on July 25, 2023 and reserved 1,000,000 Class A ordinary shares for issuance thereunder. As of April 30, 2025, the Company had issued a total of 1,000,000 shares of Class A ordinary stock.

Warrants

Stock warrants activities during the six months ended April 30, 2025 were as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at October 31, 2024	131,000	$200.00
Granted	—	—
Expired	—	—
Outstanding at April 30, 2025	131,000	$200.00
Warrants exercisable at April 30, 2025	131,000	$200.00

Both the stock warrants outstanding and stock warrants exercisable at April 30, 2025 had no intrinsic value.

The following table summarizes the shares of the Company’s ordinary stock issuable upon exercise of warrants outstanding at April 30, 2025:

Warrants Outstanding			Warrants Exercisable
Exercise	Number Outstanding	Weighted Average Remaining	Number Exercisable at	Exercise
Price	at April 30, 2025	Contractual Life (Years)	April 30, 2025	Price
$200.00	131,000	1.11	131,000	$200.00

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – EQUITY (continued)

Statutory Reserve and Restricted Net Assets

The Company’s PRC subsidiary, VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Company’s board of directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary, VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company’s shareholders in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company’s shareholders without the consent of a third party.

As of both April 30, 2025 and October 31, 2024, the restricted amounts as determined pursuant to PRC statutory laws totaled $316,684 and total restricted net assets amounted to $7,851,132.

Cash Transfers Between the Company, Its Subsidiaries and VIE

During the six months ended April 30, 2025, there was no cash or other assets transfer between TRX, its subsidiaries, and the VIE.

During the six months ended April 30, 2024, there was no cash or other assets transfer between TRX, its subsidiaries, and the VIE.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Operating Leases Commitment

The Company is a party to leases for office space. These lease agreements will expire through January 2028. Rent expense under all operating leases, included in operating expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive loss, amounted to approximately $24,000 and $34,000 for the six months ended April 30, 2025 and 2024, respectively.

Supplemental cash flow information related to leases for the six months ended April 30, 2025 and 2024 is as follows:

	Six Months Ended April 30,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows paid for operating lease	$27,170	$34,067
Right-of-use assets obtained in exchange for lease obligation:
Operating lease	$142,056	$67,791

The following table summarizes the lease term and discount rate for the Company’s operating lease as of April 30, 2025:

Operating Lease
Weighted average remaining lease term (in years)	2.70
Weighted average discount rate	4.75%

The following table summarizes the maturity of lease liabilities under operating lease as of April 30, 2025:

For the Twelve-month Period Ending April 30:	Operating Lease
2026	$50,555
2027	50,555
2028	28,180
Thereafter	—
Total lease payments	129,290
Amount of lease payments representing interest	(7,126)
Total present value of operating lease liabilities	$122,164
Current portion	$46,019
Long-term portion	76,145
Total	$122,164

Variable Interest Entity Structure

In the opinion of the management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the VIE Agreements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WFOE, VIE and VIE’s subsidiaries are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the VIE Agreements are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the VIE Agreements is remote based on current facts and circumstances.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – CONCENTRATIONS

Concentrations of Credit Risk

Balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $69,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At April 30, 2025, cash and restricted cash balances held in the PRC are approximately $813,000, of which, approximately $674,000 were not covered by such limited insurance, respectively. The Company has not experienced any losses in accounts held in PRC’s financial institutions and believes it is not exposed to any risks on its cash and restricted cash held in the PRC’s financial institutions.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Peak is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of Hong Kong Dollar (“HKD”) 500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails. At April 30, 2025, cash balance of approximately $80,000 was maintained at financial institutions in Hong Kong, of which, approximately $8,000 was not insured by the Hong Kong Deposit Protection Board.

Insurance Carriers

The following table sets forth information as to each insurance carrier that accounted for 10% or more of the Company’s revenue for the six months ended April 30, 2025 and 2024.

	Six Months Ended April 30,
Carrier	2025	2024
A	39%	*
B	36%	*
C	10%	*
D	*	49%
E	*	15%
F	*	15%

*Less than 10%

Five insurance carriers, whose outstanding receivables accounted for 10% or more of the Company’s total outstanding accounts receivable at April 30, 2025, accounted for 99.2% of the Company’s total outstanding accounts receivable at April 30, 2025.

Three insurance carriers, whose outstanding receivables accounted for 10% or more of the Company’s total outstanding accounts receivable at October 31, 2024, accounted for 99.9% of the Company’s total outstanding accounts receivable at October 31, 2024.

Suppliers

No supplier accounted for 10% or more of the Company’s purchase during the six months ended April 30, 2025 and 2024.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Merger

On May 30, 2025, the Company and its wholly-owned subsidiary, VitaCare Limited, a business company incorporated under the laws of the British Virgin Islands (the “Purchaser”), entered into a share exchange agreement (the “Agreement”) with Ucare Inc., an exempted company incorporated under the laws of the Cayman Islands (“Ucare”), all shareholders of Ucare (the “Sellers”), and Mr. Wei Zhu serving as seller representative. Ucare, through its intermediate holding subsidiaries and PRC operating entities, is primarily engaged in developing innovative healthcare solutions that enables providers, payers, and institutions to reduce fraud, abuse, waste, and administrative costs.

Pursuant to the Agreement, the Purchaser has agreed to acquire 100% of Ucare’s issued and outstanding shares from the Sellers, in exchange for newly-issued class A ordinary shares (the “Class A Ordinary Shares”) of a par value of $0.025 each, of the Company (the “TRX Exchange Shares”). The exact number of TRX Exchange Shares to be issued, which is 101,486,575, is be calculated by dividing $150 million by the weighted average closing price of the Class A Ordinary Shares over the three-month period immediately preceding the date of the Agreement, which corresponds to a per-share price of $1.478. The TRX Exchange Shares to be issued to the Sellers will represent approximately 91.75% of the Company’s total issued and outstanding Class A Ordinary Shares and approximately 13.70% of total voting power of the Company immediately following completion of the transaction.

The TRX Exchange Shares will initially be held in escrow and subsequently released to the Sellers based on Ucare’s achievement of specified revenue-based performance targets. Specifically, the TRX Exchange Shares will be proportionally released from escrow based upon Ucare’s achievement of annual revenue targets over clearly defined evaluation periods during the 36 months following the closing date. If, by the end of the 36-month performance evaluation period, the cumulative revenue of Ucare does not reach or exceed RMB 150 million (approximately $20.6 million), any unreleased TRX Exchange Shares will automatically revert to the Company and be forfeited by the Sellers.

In addition, if Ucare generates net income and distributes such income to the Company during the performance periods, the Company may issue additional Class A Ordinary Shares (“Earn-Out Shares”) to certain designated earn-out recipients. The number of Earn-Out Shares is calculated as the earnings distribution amount multiplied by 15, divided by the weighted average closing price of the Company’s Class A Ordinary Shares over the three-month period preceding the end of the applicable performance period.

The completion of the transaction is subject to customary closing conditions, including, but not limited to, obtaining required regulatory approvals. The Agreement also includes “make-good” obligations, pursuant to which certain members of Ucare’s management team have agreed to compensate the Company in cash for any net losses incurred by Ucare during the performance evaluation periods. Additionally, the Agreement provides the Sellers with certain registration rights, allowing for the registration of their TRX Exchange Shares under specified conditions as detailed within the Agreement.

Upon closing, Ucare will become a wholly-owned subsidiary of VitaCare Limited and thereby an indirect wholly-owned subsidiary of the Company. Certain key management personnel, including Mr. Wei Zhu, Chief Executive Officer of Ucare, will continue to manage Ucare’s post-closing pursuant to conditions stipulated in the Agreement, and they will not assume any board or management positions within the Company.

The Agreement and the transactions contemplated thereby have been unanimously approved by the board of directors of the Company. In connection with the transactions, on December 27, 2024, and April 17, 2025, the Company entered into (i) a Financial Advisory Engagement Letter and (ii) Amendment No. 1 to the Financial Advisory Engagement Letter (collectively, the “Financial Advisory Agreements”) with a certain consultant (the “Consultant”). Pursuant to the Financial Advisory Agreements, the Company agreed to issue to the Consultant and/or its designees an aggregate of 10% of the TRX Exchange Shares issued by the Company in the transactions, as consideration for the Consultant’s financial advisory services in connection with the transactions. The shares to be issued to the Consultant and/or its designees will be issued in reliance on the exemption from registration provided by Regulation S and/or Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SUBSEQUENT EVENTS (continued)

Merger (continued)

On June 30, 2025, the Company closed the acquisition for a purchase price of 101,486,575 Shares of its Class A Ordinary Shares, valued at $150 million. On the same day, the Company issued an aggregate of 10,148,658 shares of its Class A Ordinary Shares, representing 10% of the TRX Exchange Shares, to the Consultant and/or its designees.

As of the date of this Form 6-K, the initial accounting for the merger is incomplete. The Company is in the process of gathering and evaluating the information necessary to determine the fair values of the identifiable assets acquired, liabilities assumed, and any resulting goodwill or bargain purchase gain.

Accordingly, the Company is currently working on the full set of disclosures required under ASC 805-10-50-2 through 50-4, including:

●	The preliminary or final allocation of the purchase price;
●	The amount and nature of any goodwill expected to be recognized;
●	Details of the acquired assets and assumed liabilities;
●	Supplemental pro forma financial information; and
●	Merger-related expenses.

The Company will provide the required disclosures in a future reporting period once the initial accounting is complete, which is expected to occur within the measurement period (not to exceed one year from the acquisition date), as permitted under ASC 805.

Loan Payable – Related Party

On May 25, 2025, the Company issued a loan to Baohai Xu, the Company’s chief executive officer’s father, in the principal amount of $50,000, which carries interest of 2.0% per annum. Both interest and principal of this loan are due in May 24, 2026. The Company may prepay the principal of $50,000.

Offset Agreement

The Company previously borrowed funds from Hangzhou Tianruixiang Automobile Service Co., Ltd. (“Lender”) pursuant to a line of credit agreement between the Company and the Lender in amount of RMB 3,043,617 (approximately $424,300).

Hangzhou Linghua Automobile Service Co., Ltd. (“Borrower”) previously borrowed funds from the Company pursuant to a promissory note between the Borrower and the Company in amount of RMB 3,041,973 (approximately $424,100).

On July 16, 2025, the Company entered into an offset agreement with the Lender and the Borrower, wherein the Borrower will repay the amount of RMB 3,041,973 (approximately $424,100) to the Lender for settling the debt that the Company owed to the Lender.

Reverse Stock Split

On August 18, 2025, the Company held a special meeting of shareholders. The shareholders voted to approve a one-for-five reverse stock split.

Redemption of Short-term Investments

The Company redeemed its short-term investments of $27,767,470 on July 17, 2025.